Invest in Salem Spice $500 $1,000 $5,000 Invest

THE PITCH

Salem Spice is seeking investment to create a commercial kitchen serving the greater community of Salem, MA.

THE ENTREPRENEURS

David Bowie

President & Co-Founder

READ BIO

David was born in El Paso TX, spending childhood years in the Southwest. He attended the University of Texas El Paso and then joined the Navy during the Vietnam conflict. David became a part of Bolt Beranek, & Newman (BBN) in the early 1980's and spent almost 30 years in the high tech industry ushering in and supporting new technologies for the Arpanet and the interconnected networks it spawned. David was among the first Security Analysts for the new internet and held many management positions within BBN, GTE Internetworking, and Genuity; during the technology years, he served on the board of directors for numerous technical organizations and oversight bodies. In 2010 David left the high-tech industry and formed Salem Spice, a retail spice, tea, and kitchen goods storefront on Pickering Wharf in Salem Massachusetts. David is a Certified ServSafe Kitchen Food Manager, and serves on the board of directors for Salem Chamber of Commerce. He is a maritime nut, rigging enthusiast, and is the avowed Spice Guy for Salem; with stories of the spice trade and a knack for seeing spices as the hidden jewel in the flavor crown for the eclectic Salem Food Scene.

Roy Bene II

CEO & Co-Founder, Professional Chef

READ BIO

A calm, pleasant, helpful and hardworking individual who has an unbridled passion for creating mouthwatering and inspiring cuisine using only the best farm-raised, organic ingredients. Roy obtains true happiness both in a busy kitchen, and from the looks of delight/satisfaction on the faces of those he has the pleasure of cooking for. As a former combat soldier and natural leader, he is not only able to manage a busy kitchen and delegate tasks, but is also able to reliably carry out orders. As an experienced Chef, Roy has a proven track record of making great food that will entice restaurant goers and leave them curious and anxious for their next visit. Thumbtack awarded Roy best home chef in Forth Worth, Texas in 2015. He loves the freedom of expression that cooking allows and is willing to go great lengths to bring his passion to life. Aside from his culinary ventures, Roy's passion also includes his family (wife Tammy of 7 years and daughter Loryn), as well as the ocean.

INVESTMENT STATUS

Investment committed	$0
Target raise	$50,000
Maximum raise	$107,000
Time until round closes	45 days

REVIEW THE SUMMARY OF TERMS

Summary of Terms

Min Amount to Raise	$50,000
Max Amount to Raise	$107,000

Interest	9.0%
Seniority	Subordinated
Maturity Date	Dec. 31, 2024
Securization	Unsecured
Payment Frequency	Monthly
Payment Start Date	Aug. 30, 2019

These terms are further defined in the the note agreement.

Business Plan

Salem Spice

TYPE OF BUSINESS
Food and Drink

WEBSITE
http://www.salemgnukitchen.com

LOCATION
62 Wharf St

Salem, MA 01970

THE PROBLEM

The desire for a good, consistent dining experience is among the highlights of any visit to the city. Each and every restaurant continues to strive for more seats and more turnover of those seats during each meal service in order to maintain profitability.

READ MORE

Additionally, local restaurants are facing new challenges in the rising cost of service industry talent coinciding with rising cost of living in the Salem area. This, combined with the inflexibility of a menu-driven business model, and the changing moods of the dining public has created a massive growth opportunity for commercial kitchen space.

The problem is how to capitalize on the burgeoning food scene in Salem by weathering the seasonality of the visitor base while maintaining profitability and decreasing waste.

THE SOLUTION

We are not a restaurant, nor a bar. We are everything else.

READ MORE

As a commercial kitchen, Salem Gnu Kitchen is a Salem Spice expansion project and partnership, supporting the latent desire for creativity in food for the local public. It provides a clean, safe, licensed, and fully functional kitchen for those people who want to create food for a farmers market, a wholesale contract, or to provide catering services for parties.

Cooking, technique, and professional development classes will be held in the large kitchen supporting the local community.

Food-to-Go and pre-made meals will be available in a merchandising refrigerator.

WHY SALEM SPICE?

Salem Spice's enhanced location will have an additional 750 square feet for the Salem Gnu Kitchen.

READ MORE

The combined entity will provide a venue for culinary classes, as well as a location for local catering and food professionals to cook food which will then be delivered to multiple end-users across the North Shore.

MARKET ANALYSIS

By focusing on the needs of the local population, we have a business model that is able to flex and realize retail growth during the viable summer visitor season when we welcome over 1 million visitors annually.

READ MORE

During the slower winter time-frame, on-site classes and events will be supported by the immediate Salem area comprising over 60,000 households and 200,000 individuals.

COMPETITOR ANALYSIS

Direct competition is Kitchen Local in Andover MA, Stock Pot Malden in Malden MA, Crop Circle Kitchen in Jamaica Plain MA, and Commonwealth Kitchen in Boston.

READ MORE

There are few locations for cooking classes in Massachusetts; the leading competitor in this arena is Taste Buds of North Andover MA.

BUSINESS MODEL

The Salem Gnu Kitchen will enhance the core retail's reach, marketing and provide a much-needed, local center for learning, cooking, spices and recipes.

READ MORE

Salem Gnu Kitchen will lease out its commercial grade kitchen caterers and culinary professionals, serving as a local space for culinary production to be delivered to end-users throughout the NorthShore.

Salem Spice's Budget

This is an approximate plan for the use of funds if this business receives its target investment amount.

Construction and buildout of commercial kitchen	$47,000
Compensation to MainVest	$3,000
Total	$50,000

Salem Spice's Projections

Investor returns are based on this business's gross revenue.

INVESTMENT PROGRESS

Target Raise: $50,000

REVIEW THE TERMS

This information is provided by the issuer. MainVest never predicts or projects performance, and has not reviewed or audited this information. For additional information on the issuer and its business plan, review the offering memorandum or ask the entrepreneurs directly in the discussion section.

Terms & Returns

If you invest $_____$, you receive a note for principal and interest payments from Salem Spice at an interest rate of ___%.

`INVEST $100`

EARLY INVESTOR TIER - AVAILABLE TO INVESTORS OF $500 OR OVER

Class for one

Your choice of a cooking class for one person.

EARLY INVESTOR TIER - AVAILABLE TO INVESTORS OF $1000 OR OVER

Class for two

A free class for two persons.

How Your Investment Works

Term Loan

If you invest in Salem Spice and they raise at least $50,000 by March 15, 2019, **you will be issued a term loan note**.

Repayment Terms

You will receive you a portion of principal and interest payments from Salem Spice starting **Aug. 30, 2019** in proportion with the amount of your investment to the total amount raised in the offering.

Maturity Date

The total principal you have invested, as well as the interest, will be fully due by **June 30, 2024**.

Maximum Investment Amount

Salem Spice will not accept additional investment this round once it has received **$107,000**.

Conditional Refund

If Salem Spice doesn't raise at least **$50,000 by March 15**, all investors will be fully refunded and no perks will be distributed.

Have Questions?

Review the summary of terms. If you have questions about this investment opportunity, ask the entrepreneurs. If you have questions about investing on MainVest, chat with a MainVest agent.

Only invest an amount you would feel comfortable losing.

Investing in private businesses is risky.

Investing in private businesses often involves more risk than purchasing stock in publicly traded companies. *Though potential returns are designed to reflect that risk*, there is a possibility that you will lose your entire investment. Prior to investing, you should review MainVest's educational materials.

VIEW THE EDUCATIONAL MATERIALS

Investing in this business is risky.

Running a small business is difficult. There are many reasons why Salem Spice may not succeed. You should review the list of risk factors (and other important details pertaining to this investment opportunity) included in their official filing with the U.S. Securities and Exchange Commission prior to investing.

VIEW THE SEC FORM C FILING

Discussion

Discuss Salem Spice

Ask the entrepreneurs about this investment opportunity and discuss the business plan with other investors.